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Milan

Attention:	Lisa Etheredge
Robert Littlepage
Alexandra Barone
Jeffrey Kauten

Re:	Expensify, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 14, 2021
CIK No. 0001476840
Ladies and Gentlemen:
On behalf of our client, Expensify, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 2”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis pursuant to the JOBS Act on April 28, 2021 (the “Draft Submission”), as most recently amended by Amendment No. 1 to the Draft Submission submitted on June 14, 2021 (“Amendment No. 1”). Amendment No. 2 has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on July 1, 2021 from the staff of the Commission (the “Staff”).

September 24, 2021 Page 2
For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.
Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary, page 1
1.Please include a separate section that describes the material terms of the voting trust agreement. This section should include disclosure that the CEO and CFO will serve as two of the three trustees and therefore will be able to control the outcome of all voting decisions made by security holders. Also, disclose that the voting trust will not terminate until the outstanding LT10 and LT50 shares represent less than 2% of all outstanding shares and disclose what percentage of the outstanding shares the LT10 and LT50 shares will represent upon the completion of the offering.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of Amendment No. 2.
Business
Our members and customers, page 121
2.We note your response to prior comment 8. Please revise to disclose the number of paying customers as of March 31, 2021.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134 of Amendment No. 2.
The Voting Trust, page 158
3.We note your response to prior comment 14. Please revise to disclose the objective criteria the trustees will consider in determining how to vote the shares in the voting trust. Also, disclose how the trustees intend to achieve the trust's stated objectives and the procedures by which the trustees will make voting decisions such as whether decisions will be determined by majority vote or unanimous decision.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 175 of Amendment No. 2.
Audited Consolidated Financial Statements
Consolidated Statements of Income, page F-4
4.We note your response to comments 17 and 20. Please explain to us how your policy of excluding employee costs from cost of revenue, sales and marketing and general and administrative expenses is in compliance with generally accepted accounting principles. Please refer to Rule 5-03(b) of Regulation S-X.
Response: In response to the Staff’s comment and as discussed with the Staff, the Company has reclassified the employee and employee related expenses line item into the

September 24, 2021 Page 3
General and Administrative, Sales and Marketing, Research and Development, and Cost of Revenue, net line items. Disclosure on this reclassification has been added to Note 1 on page F-10 of Amendment No. 2.
General
5.Please revise the graphics at the forefront of the registration statement to present a balanced picture of the company’s financial health by including net income for the three months ending March 31, 2021 and net loss for the year ended December 31, 2020. Refer to Securities Act Forms C&DI 101.02.
Response: In response to the Staff’s comment, the Company has revised the graphics at the forefront of the registration statement.
* * *

September 24, 2021 Page 4
We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Best regards,

/s/ Tad J. Freese

Tad J. Freese
of LATHAM & WATKINS LLP

cc:	(via email)
Ryan Schaffer, Chief Financial Officer, Expensify, Inc.
Alexa M. Berlin, Latham & Watkins LLP
Benjamin A. Potter, Latham & Watkins LLP
Christopher Shoff, Latham & Watkins LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP